UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.

(Name of Subject Company)

FOUNDATION MEDICINE, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 481-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Kingsley L. Taft, Esq.

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of the slide deck used by Foundation Medicine, Inc. at a presentation at the J.P. Morgan Healthcare Conference on January 14, 2015.

Filed by Foundation Medicine, Inc.

Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Foundation Medicine, Inc.

Commission File No.: 001-36086

Set forth below is a copy of the slide deck used by Dr. Michael Pellini, Foundation Medicine, Inc. CEO, at a presentation at the J.P. Morgan Healthcare Conference on January 14, 2015.

Foundation Medicine

The Molecular Information Company

FORWARD LOOKING STATEMENTS

These slides and the accompanying oral presentation contain forward-looking statements and information.

These materials, including any accompanying oral presentation, contain forward-looking statements about our business. You should not place undue reliance on forward- looking statements as these statements are based upon our current expectations, forecasts and assumptions and are subject to significant risks and uncertainties. These statements may be identified by words such as “may,” “will,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “continue” or the negative of these terms or other words or terms of similar meaning. Risks and uncertainties that could cause our actual results to differ materially from those set forth in any forward-looking statements include, but are not limited to, the matters listed under “Risk Factors” in our Annual Report on Form 10- K for the year ended December 31, 2013 and our subsequent filings with the Securities and Exchange Commission. These reports are available at www.sec.gov or by contacting our investor relations department at ir@foundationmedicine.com.

Statements, including forward-looking statements, speak only to the date they are provided (unless an earlier date is indicated), and we do not undertake any obligation to publicly update any statements, including forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Information Related to the Tender Offer and Where To Find It

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Foundation Medicine or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Roche, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Foundation Medicine. The offer to purchase shares of Foundation Medicine common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Also in connection with the proposed transactions, Foundation Medicine will file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE PROXY STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN

THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors & Press” section of Foundation Medicine’s website at www.foundationmedicine.com.

Foundation Medicine and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Foundation Medicine’s stockholders in connection with the proposed transactions. Information concerning the interests of Foundation Medicine’s participants in the solicitation, which may, in some cases, be different than those of Foundation Medicine’s stockholders generally, is set forth in the materials filed by Foundation Medicine with the SEC, including in Foundation Medicine’s definitive proxy statement filed with the SEC on April 30, 2014, and will be set forth in the proxy statement relating to the transactions when they become available. These documents can be obtained free of charge from the sources indicated above.

©2015 Foundation Medicine, Inc. 2

WHO WE ARE

Foundation Medicine is a molecular information company that’s leading a transformation in cancer care.

©2015 Foundation Medicine, Inc. 4

PARADIGM

SHIFT

©2015 Foundation Medicine, Inc. 5

Cancer is a disease of the genome

©2015 Foundation Medicine, Inc. 6

CLINICAL ONCOLOGY

GENOME TECHNOLOGY

CANCER BIOLOGY

INFORMATION SCIENCE

FOUNDATION

MEDICINE®

COMPREHENSIVE MOLECULAR TESTS

RAPIDLY EXPANDING KNOWLEDGEBASE

BROAD RELATIONSHIPS

©2015 Foundation Medicine, Inc. 9

PHYSICIANS

PATIENTS

PHARMA

PAYORS

REGULATORS

©2015 Foundation Medicine, Inc. 10

CATEGORY ONE

Routine

Single-Marker Molecular Test

Routine single marker molecular tests such as IHC, PCR and FISH that have been used for decades and will continue to play an important role in cancer diagnosis missed missed found missed missed

CATEGORY TWO

CATEGORY THREE

CATEGORY ONE

Multi-gene

“Hot Spot” Test

The hot spot NGS panels identify pre-specified mutations occurring in very limited areas of genes of interest and fail to detect all classes of genomic alterations missed found found missed missed

CATEGORY TWO

CATEGORY THREE

CATEGORY ONE

CATEGORY TWO

FMI’s comprehensive genomic profiling approach of testing all of the known clinically relevant cancer genes for all classes of alterations found found found found found

CATEGORY THREE

99%

SENSITIVITY

99%

SPECIFICITY

99%

SENSITIVITY

95%

SPECIFICITY

11-14 DAYS

TURNAROUND TIME

15-18 DAYS

TURNAROUND TIME

©2015 Foundation Medicine, Inc. 14

©2015 Foundation Medicine, Inc. 15

CATEGORY ONE

SINGLE MARKER

CATEGORY TWO

HOT SPOT

CATEGORY THREE

FOUNDATIONONE

CATEGORY ONE

SINGLE MARKER

CATEGORY TWO

HOT SPOT

CATEGORY THREE

FOUNDATIONONE

CATEGORY ONE

SINGLE GENE

CATEGORY TWO

HOT SPOT

CATEGORY THREE

FOUNDATIONONE

PAYORS

REGULATORS

GUIDELINES

CATEGORY ONE

SINGLE GENE

CATEGORY TWO

HOT SPOT

CATEGORY THREE

FOUNDATIONONE

Broad coverage decision by Priority Health for both FoundationOne and FoundationOne Heme is initial, tangible progress with payors

Continued progress with the relevant MACs and key private payors

PAYORS

REGULATORS

GUIDELINES

©2015 Foundation Medicine, Inc. 20

PAYORS

REGULATORS

GUIDELINES

Recently-proposed LDT regulations likely to be yet another differentiator for FMI

FMI’s QSR-compliant lab, which will support the development and processing of FDA approved tests, is expected to be complete in 2015

Recent FOCR white paper with FDA contribution appears to be in-line with our comprehensive approach

©2015 Foundation Medicine, Inc. 21

Recently updated NCCN guidelines for NSCLC “strongly endorse” a comprehensive genomic profiling approach, and clinical trials are highlighted as part of the rationale for testing

PAYORS

REGULATORS

GUIDELINES

©2015 Foundation Medicine, Inc. 22

COMMERCIAL

LEADER

RAPID
AWARENESS
2009
Majority of oncologists not aware of NGS testing
2010
FMI founded
2011
Theme of next-gen sequencing becoming relevant for clinical use at ASCO
2012
FMI launches FoundationOne at ASCO
2013
FMI launches FoundationOne Heme at ASH
2014
~35K tests reported to physicians since launch
FOUNDATION MEDICINE
©2015 Foundation Medicine, Inc. 24

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COMMERICAL

ADOPTION

Rapid growth in number of tests reported to physicians…

7,233

6,428

5,908

4,702

3,752

2,577

1,626

878

1,140

244 492

Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2012 2013 2014

©2015 Foundation Medicine, Inc. 25

FINANCIAL

PERFORMANCE

… resulting in strong revenue growth

$2M

$11M

$29M

$61M

2011

2012

2013

2014

©2015 Foundation Medicine, Inc. 26

PERFORM

TEST

DELIVER

INFO

©2015 Foundation Medicine, Inc. 27

PERFORM

TEST

DELIVER

INFO

©2015 Foundation Medicine, Inc. 28

~35,000 PATIENTS

Majority of tests delivered to community oncologists in recent quarters

©2015 Foundation Medicine, Inc. 29

18% no identified targeted treatment option

31% through alternative testing methods

CLINICALLY RELEVANT

TREATMENT OPTIONS

82% through FoundationOne and FoundationOne Heme testing

©2015 Foundation Medicine, Inc. 30

BREAKTHROUGH

BREADTH

1 Stage IV non-small cell lung cancer

2 Rare or uncommon tumors

3 Exhausted guideline-driven testing and therapies

4 Highly-aggressive, treatment resistant tumors

5 Cancer of unknown primary

6 Limited tissue availability

©2015 Foundation Medicine, Inc. 31

A HIGH
UNMET NEED
Initial focus
(unmet need population)
~1 million patients
FoundationOne Heme focus
~1.1 million patients
Potential expansion as use expands
~2 million patients
US annual cancer prevalence
~13 million patients
FOUNDATION

32

PATIENT DIAGNOSIS RESULTS TREATMENT

©2015 Foundation Medicine, Inc. 33

“PATIENT X”

60 year-old woman presented with hematuria.

©2015 Foundation Medicine, Inc. 34

DIAGNOSIS

Cystoscopy revealed a bladder mass, and biopsy confirmed muscle-invasive urothelial carcinoma. Further testing indicated stage III disease and the patient received preoperative chemotherapy followed by radical cystectomy and adjuvant chemotherapy. Two months after adjuvant therapy, the patient relapsed and continued to progress after two months of docetaxel monotherapy, a standard of care after failure of platinum-based treatment.

©2015 Foundation Medicine, Inc. 35

RESULTS

Primary tumor tissue sent to FMI for testing. Alteration in NF2 gene was detected.

©2015 Foundation Medicine, Inc. 36

PATIENT RESULTS

©2015 Foundation Medicine, Inc. 37

TREATMENT

Everolimus plus paclitaxel given mimicking regimen in ongoing phase II. Patient experienced durable partial response for over one year and ongoing.

©2015 Foundation Medicine, Inc. 38

BEFORE

AFTER

©2015 Foundation Medicine, Inc. 39

DECISION

SUPPORT TOOLS

FOUNDATIONONE CARELINE / EMERGINGMED

CULTIVATE

BIOPHARMA RELATIONSHIPS

PARTNER

WITH LEADING DATA COMPANIES

DELIVER

TECHNOLOGY PRODUCTS

©2015 Foundation Medicine, Inc. 40

FOUNDATIONICE

©2015 Foundation Medicine, Inc. 41

PATIENTMATCH

©2015 Foundation Medicine, Inc. 42

PATENTMATCH

©2015 Foundation Medicine, Inc. 43

PATENTMATCH

©2015 Foundation Medicine, Inc. 44

PRODUCT

PIPELINE

Liquid Biopsy products

Enhancements of existing tests

Technology products

Immuno-oncology products

Regulated products

Future innovations

©2015 Foundation Medicine, Inc. 45

THE GO-TO

RESOURCE

2014 ACCOMPLISHMENTS

1. Continued rapid growth and commercial/financial execution, with clinical volumes growing 167% to 24,271* and revenue growing 111% to $61.1* million in 2014
2. Continued expansion of biopharma relationships, with >20 biopharmaceutical partnerships on >100 clinical trials in 2014
3. Received full approval from the New York State Department of Health of FoundationOne and FoundationOne Heme
4. Secured broad reimbursement coverage for FoundationOne and FoundationOne Heme from Priority Health
5. Launched enhanced version of FoundationOne
6. Launched FoundationOne CareLine and announced EmergingMed partnership in October to improve actionability of FMI tests
7. Announced two data relationships with COTA and Flatiron and launched ICE 2 physician portal
8. 38 peer-reviewed publications and 94 podium presentations and abstracts

* *Unaudited*

FOUNDATION MEDICINE

©2015 Foundation Medicine, Inc.
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TRANSFORMING ONCOLOGY

FMI’S STRATEGIC COLLABORATION WITH ROCHE

Focuses on improving patient care in oncology

The strategic collaboration aims to further advance FMI’s leading molecular information platform while providing Roche with the opportunity to identify and develop novel treatment options for patients

Enhances molecular information business and R&D capabilities

5-year commitment to broad utilization of FMI molecular information platform for Roche pipeline assets

New product development collaborations: ctDNA, cancer immunotherapy, companion diagnostics

Expands commercialization efforts

Enhanced market development efforts in U.S. through Genentech resources

Acceleration of global access through Roche’s ex-U.S. commercial infrastructure

Results in Roche acquiring majority interest in FMI

Roche to acquire majority interest in FMI up to 56.3% on a fully diluted basis through a tender (aggregate value of ~$780 million) and acquisition of newly issued shares

Strengthens FMI’s balance sheet and supports investment opportunities

Includes primary capital investment of $250 million in FMI at $50 per share

>$150 million in additional payments and milestones over 5 years from R&D collaboration

Additional cash and in-kind support from commercialization activities

Maintains independent innovation

FMI retains operating independence and current management team while leveraging Roche’s expertise and breadth of experience in precision medicine and oncology

©2015 Foundation Medicine, Inc. 48

FOUNDATION

MEDICINE®

Important Information and Where to Find It

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Foundation Medicine or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Roche Holdings, Inc., and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Foundation Medicine. The offer to purchase shares of Foundation Medicine common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Also in connection with the proposed transactions, Foundation Medicine will file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE PROXY STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors & Press” section of Foundation Medicine’s website at www.foundationmedicine.com or by contacting investor relations at 617-418-2283.

Certain Information Regarding Participants

Foundation Medicine and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Foundation Medicine’s stockholders in connection with the proposed transactions. Information concerning the interests of Foundation Medicine’s participants in the solicitation, which may, in some cases, be different than those of Foundation Medicine’s stockholders generally, is set forth in materials filed by Foundation Medicine with the SEC, including in Foundation Medicine’s definitive proxy statement filed with the SEC on April 30, 2014, and will be set forth in the proxy statement relating to the transactions when they become available. These documents can be obtained free of charge from the sources indicated above.